EXHIBIT 99.7

Notice to ASX/LSE

Rio Tinto and Sumitomo Metal Mining sign Definitive Agreement for Winu Project joint venture
12 May 2025

PERTH, Australia--(BUSINESS WIRE)-- Rio Tinto and Sumitomo Metal Mining Co (SMM) have signed the final joint venture agreements to deliver the Winu copper-gold project, located in the Great Sandy Desert region of Western Australia.

Sumitomo Metal Mining Director, Managing Executive Officer, and General Manager of the Mineral Resources Division Hideyuki Okamoto and Rio Tinto Copper Chief Executive Katie Jackson sign the Winu joint venture agreements in Perth.

The final joint venture agreements were signed in Perth by Rio Tinto Copper Chief Executive Katie Jackson and SMM Director, Managing Executive Officer, and General Manager of the Mineral Resources Division Hideyuki Okamoto. It comes after the two companies signed a Term Sheet in December 2024 to form the joint venture.

The Winu project is an attractive low-risk, long-life copper-gold deposit discovered by Rio Tinto in 2017. It is considered highly prospective for expansion beyond the initial development.

Rio Tinto Copper Chief Executive Katie Jackson said: “Our relationship with SMM began in 2000 with our partnership at the Northparkes mine in New South Wales and we look forward to bringing our combined experience and expertise to deliver the Winu project.

“This partnership is an excellent fit for Rio Tinto and will strengthen the project, as we continue to prioritise the strong and enduring partnerships built to date with the land’s Traditional Owners, the Nyangumarta and the Martu.”

SMM Director, Managing Executive Officer, and General Manager of the Mineral Resources Division Hideyuki Okamoto said: “We are very excited to renew our long-standing partnership with Rio Tinto, and to leverage our extensive collective experience to realise the exceptional potential of the Winu project.”

Under the agreements, Rio Tinto will continue to develop and operate Winu, and SMM will pay Rio Tinto up to $430.4 million for a 30% equity share of the project. This includes $195 million up front and up to $235.4 million in deferred considerations contingent on future milestones.

The parties will also continue to work together to develop a broader strategic partnership to explore opportunities for commercial, technical and strategic collaboration across copper, other base metals and lithium.

The transaction is expected to close in 2025, subject to regulatory approvals and the satisfaction of customary conditions.

Rio Tinto continues to focus on its partnerships with the Nyangumarta Traditional Owners and the Martu Traditional Owners, including progressing Project Agreement negotiations. A pre-feasibility study for the Winu project with an initial development of processing capacity of up to 10 mtpa is expected to be completed in 2025, along with the submission of an Environmental Review Document under the Western Australian EPA Environmental Impact Assessment process.

View source version on businesswire.com: https://www.businesswire.com/news/home/20250511288741/en/

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This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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